Hawaiian Ola Brewing Corporation



ANNUAL REPORT

74-5598 Luhia Street
Kailua-Kona HI 96740
http://www.olabrewco.com

This Annual Report is dated June 1, 2019.

BUSINESS

Craft Hard Cider and Beer, Hawai'i Made

Ola Brew Co. embodies Hawaii through and through, made to support Hawaii's environment and economy. Our cider and beer is made with tropical fruits, by and for Hawaii's local residents, and enjoyed by craft alcohol fans everywhere.

Na Hawai'i No Hawaii - By Hawai'i for Hawai'i

While our ciders currently incorporate the majority of our locally sourced ingredients, the addition of our restaurant will give us the opportunity to grow our agricultural impact. One of our 5 year goals is to have an entirely estate grown beer in which the hops and grains are also grown right here on Hawaii Island.

Comparing Apples to Dragonfruit

Most of today's ciders are, well … tame. We aim to make flavorful ciders like nothing you've tasted before, using island-grown fruit like pineapple and dragonfruit.

We've Built a Facility of Our Own

There's currently no processing location able to meet our large-scale, organic production needs in Hawaii. So, we built our own. With our Class 18 Liquor License, we have the capacity to brew beer and wine, and to distill spirits. We have constructed our brewery, winery (for cider making), and production space and look forward to a future in distilled products as well. Since opening in December 2017, we have tripled our brewing capacity based on consumer demand for retail products!
Before
After

10 Months of Exciting Growth

Since opening in December, we've hit some major milestones, including quadruplinig our fermenter and brite tank space, launching our products statewide based on consumer demand, and lowering our carbon footprint by upgrading our facility to include a CO_2 recovery system and Nitrogen Generator.

Sales Growth 2018 - Can't Stop, Won't Stop!

2018 has been an incredible year in growth for Ola Brew both in and outside of our taproom. See our quarterly revenue growth below.

Join Our Ohana!

Our achievements have been incredible so far and we have no plans of slowing down. We will continue to secure a market for farmers to sell their produce, while bringing quality and innovative products to our beer and, now, cider loving community!

Our First Business: Hawaiian Ola

We started Hawaiian Ola Back in 2010 and have launched 16 different natural and organic energy drinks made with local ingredients. Since then we've grown Hawaiian Ola into a staple on the grocery store shelves.

16 Unique Products   80% Stores in Hawaii Carrying Hawaiian Ola

With 422 Retail Partners

Hawaiian Ola sits on Whole Foods, Safeway, and 7-Eleven shelves in Hawaii, and many other retailers throughout the state and mainland U.S. We can leverage our relationships with these 422 partners for Ola Brew.

By Hawaii, For Hawaii – We're Ola Brew

February 12th, 2018

Aloha Friends,

The Hawaiian proverb, I nā mālama 'oe i ka 'āina, na ka 'āina malama iā 'oe, says, "If you take care of the land, the land will take care of you." Today, we see the wisdom of these words more truly than perhaps any other time in history. The planet is in a state of tremendous change and in Hawaii, like so many other places, a time of renewal is on the horizon. The renaissance underway is replacing farms that once harmed the environment with crops that restore the land, plus substituting imported goods with locally made alternatives. What's driving the change is everyday people voting with their dollars at grocery stores, shops, and restaurants for products and companies that share their values.

In the last 5 years, our work at Hawaiian Ola showed us that there's a market for companies doing business with authenticity and reverence for the planet. At Ola Brew Co., our dream is to bring the mission and vision that inspired our success at Ola to an even larger stage, where our ideas can have a much greater impact.

The scope of the brew project is ambitious. Our aim is to make beers and ciders that are 100% produced in Hawaii. This requires a production facility unlike anything that currently exists in the state. Building the facility will reduce the C02 impact from shipped-in alternatives, reduce reliance on mainland co-packing facilities, create a way to turn island-grown fruit into local products, create new local jobs, and provide production opportunities to other companies also wanting to produce their products on island.

Since launching in 2012, Hawaiian Ola's community of drinkers has supported us by voting for our products at shops and supermarkets everywhere. Today, we're pleased to share the excitement of our next adventure by providing our drinkers with an opportunity to own a stake in our new brewing company. By investing in Ola Brew Co. you'll not only share in the rewards of its success, you'll be creating facilities that empower Hawaii's local network of farmers, entrepreneurs, and producers. Together, we can open Hawaii County's first organic co-packing facility — join us and let's make history!

With gratitude,

The Hawaiian Ola Brewing Corporation Founders

Previous Offerings

Offering Date	**Exemption**	**Security Type**	**Amount Sold**	**Use of Proceeds**
	Regulation Crowdfunding	Convertible Note	$109,556	General operations
5/2016	Regulation D, Rule 506(b)	Convertible Note	$400,000	General operations
11/2016	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations

12/2016	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
1/2017	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$495,890	General operations
9/2017	Regulation D, Rule 506(b)	Convertible Note	$150,000	General operations
11/2017	Regulation D, Rule 506(b)	Convertible Note	$250,000	General operations
12/2017	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
2/2018	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
2/2018	Regulation D, Rule 506(b)	Convertible Note	$75,000	General operations
3/2018	Regulation D, Rule 506(b)	Convertible Note	$70,000	General operations
3/2018	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
3/2018	Regulation D, Rule 506(b)	Convertible Note	$30,000	General operations
3/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations

4/2018	Regulation Crowdfunding	Convertible Note	$211,315	General operations
10/2018	Section 4(a)(2)	Convertible Note	$250,000	General operations
12/2018	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2018	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
1/2019	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2019	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
1/2019	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
3/2019	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
4/2019	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
4/2019	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
12/2019	Series A Preferred		$75,000	General Operations
12/2019	Series A Preferred		$50,000	General Operations

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Our company was organized in December 2015 and has limited operations upon which prospective investors may base an evaluation of its performance.

Revenues & Gross Margin. For the period ended December 31, 2017, the Company had revenues of $56,182 compared to the year ended December 31, 2016, when the Company had revenues of $0. Our gross margin was 62.07% in fiscal year 2017, compared to % in 2016. Assets. As of December 31, 2017, the Company had total assets of $1,593,737, including $187,127 in cash. As of December 31, 2016, the Company had $679,312 in total assets, including $244,325 in cash.

Net Loss. The Company has had net losses of $611,104 and net losses of $155,318 for the fiscal years ended December 31, 2017 and December 31, 2016, respectively.
Liabilities. The Company's liabilities totaled $2,349,069 for the fiscal year ended December 31, 2017 and $833,630 for the fiscal year ended December 31, 2016.

Revenues & Gross Margin. For the period ended December 31, 2019, the Company had revenues of $3,550,667.28 compared to the year ended December 31, 2018, when the Company had revenues of $1,493,279.09. Our gross margin was 46% in fiscal year 2019, compared to 55% in 2018.
Assets. As of December 31, 2019, the Company had total assets of $2,735,208.08 including $152,836.66 in cash. As of December 31, 2018, the Company had $2,267,346.50 in total assets, including $152,324.37 in cash.

Net Loss. The Company has had net losses of $1,445,526.05 and net losses of $1,085,985.94 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

Liabilities. The Company's liabilities totaled $6,031,535.53 for the fiscal year ended December 31, 2019 and $4,187,928.90 for the fiscal year ended December 31, 2018.

Liquidity and Capital Resources

<mark>At December 31, 2019, the Company had cash of $_152,836.66_____. [*The Company intends to raise additional funds through an equity financing*.]</mark>

Debt

Convertible Note

Issue date	05/28/16
Amount	$400,000.00
Interest rate	15.0% per annum
Discount rate	40.0%
Valuation cap	$7,000,000.00
Maturity date	05/31/19

Convertible Note

Issue date	11/18/16
Amount	$100,000.00
Interest rate	8.0% per annum
Discount rate	40.0%
Valuation cap	$7,000,000.00

| Maturity date | 05/31/19 |

Convertible Note

Issue date	12/23/16
Amount	$250,000.00
Interest rate	8.0% per annum
Discount rate	40.0%
Valuation cap	$7,000,000.00
Maturity date	05/31/19

Convertible Note

Issue date	01/13/17
Amount	$250,000.00
Interest rate	8.0% per annum
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	05/01/17
Amount	$495,890.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	09/20/17
Amount	$150,000.00
Interest rate	8.0% per annum
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	11/15/17
Amount	$250,000.00
Interest rate	8.0% per annum

Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	12/15/17
Amount	$100,000.00
Interest rate	8.0% per annum
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	02/15/18
Amount	$100,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	02/19/18
Amount	$75,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	03/05/18
Amount	$70,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	03/06/18

Amount	$200,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	03/15/18
Amount	$30,000.00
Interest rate	8.0% per annum
Discount rate	15.0%
Valuation cap	$7,000,000.00
Maturity date	12/05/19

Convertible Note

Issue date	03/22/18
Amount	$25,000.00
Interest rate	8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

*Convertible
Note*

Issue date   10/18/18

Amount $250,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Uncapped
Note   Yes

Maturity date   12/05/18

*Convertible
Note*

Issue date   12/25/18

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Bock, O

*Convertible
Note*

Issue date   12/27/18

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Sparado, M

*Convertible
Note*

Issue date   12/30/18

Amount $25,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Reade, Jr., John

*Convertible
Note*

Issue date   01/02/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Impact Assets

*Convertible
Note*

Issue date   01/06/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Weiss, S

*Convertible
Note*

Issue date   01/30/19

Amount $25,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Patel, S

*Convertible
Note*

Issue date   03/28/19

Amount $25,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Smth, Kevin & Cynthia

*Convertible
Note*

Issue date   04/02/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Weiss, S

*Convertible
Note*

Issue date   04/17/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Alarid, M

*Convertible
Note*

Issue date   05/01/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Holly Macareno

*Convertible
Note*

Issue date   05/01/19

Amount $50,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Heather Ostrom

*Convertible
Note*

Issue date   05/01/19

Amount   25,000.00

Interest rate   8.0% per annum

Discount rate   15.0%

Valuation cap $7,000,000.00

Maturity date   12/05/19

NP - Mark Rhee

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

DIRECTORS OF THE COMPANY

Director	Principal Occupation	Main Employer	Year Joined as Director
Derek Pittman	Director of Operations	Hawaiian Ola Brewing Corporation	2019
Josephine Naehalani Breeland	President/ Director of Marketing	Ola Brew Co.	2015
Brett Jacobson	CEO & Founder	Hawaiian Ola Brewing Corporation	2015
William Mentesh	CEO & Founder	California Recovery	2019
Lucas Reed	Chief	La'au Pono	2019

OFFICERS OF THE COMPANY

Officer	Positions Held	Year Joined
Yvette Miller	Secretary	2019
Josephine Naehalani Breeland	President/ Director of Marketing	2015
Brett Jacobson	CEO	2015
Brett Jacobson	Founder	2015

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dragononi Inc.	1000000.0 Common Stock	23.54
Brett Jacobson	1500000.0 Common Stock	35.3

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $.001 per share. As of December 31, 2018, 4,777,030 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.   [Add any preferred stock authorized and/or issued]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 1, 2019.

Hawaiian Ola Brewing Corporation

By   /s/ _____   Brett Jacobson

        Name: __Brett Jacobson_____

        Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, _J Naehalani Breeland____, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

_____/s/_J Naehalani Breeland_____
Principal Executive Officer

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2018

	Jan - Dec 18
Ordinary Income/Expense	
Income	
Sales	
Apparel	74,565.65
Beer	476,991.98
Cans - Beer/Cider	10,344.00
Cider	218,623.38
Equipment	160.00
Merchandise	48,655.05
Noni / Tea	1,102.39
Pump / Keg Rental	450.00
Tours / Events	67,213.16
Wholesale - Beer	252,159.03
Wholesale - Cans	265,006.60
Wholesale - Cider	130,688.34
zzDiscounts	-52,680.49
Total Sales	1,493,279.09
Total Income	1,493,279.09
Cost of Goods Sold	
Cost of Goods Sold	
Beer	68,736.87
Canning	12,690.25
Cans - Beer	9,839.75
Cider	28,640.35
Equipment	0.00
Founder Club	150.00
Kitchen - Food Cost	1,311.07
Merchandise	34,846.35
Noni / Tea	287.00
Pumps / Keg Rental	0.00
Supplies	62,743.75
Tours / Events	11,367.27
Utilities - Brewing	126,096.11
Wholesale - Beer	92,037.00
Wholesale - Cans	133,327.74
Wholesale - Cider	43,700.00
Wholesale - Freight Costs	14,906.91
Cost of Goods Sold - Other	6,340.00
Total Cost of Goods Sold	647,020.42
Merchant Account Fees	20,801.07
Total COGS	667,821.49
Gross Profit	825,457.60
Expense	
Advertising and Promotion	1,565.78
Auto and Truck Expenses	
Auto Repairs	2,890.85
Fuel	7,752.63
Mileage	448.04
Vehicle Lease	2,063.49
Auto and Truck Expenses - Other	1,433.75
Total Auto and Truck Expenses	14,588.76
Bank Service Charges	3,272.73
Cleaning Supplies	9,597.79
Computer and Internet Expenses	2,500.00
Depreciation Expense	289,954.28
Donations	400.00

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2018

	Jan - Dec 18
Dues and Memberships	
Accounting	2,453.23
Brewery Software	10,910.73
Expensify	278.38
Squarespace	952.61
Dues and Memberships - Other	4,740.10
Total Dues and Memberships	19,335.05
Events	
Insurnace	1,099.14
Travel	1,023.85
Events - Other	71,936.20
Total Events	74,059.19
Facility Expenses	
Facility Supplies	1,211.36
Total Facility Expenses	1,211.36
Human Resource	130.00
Insurance Expense	
Auto	1,720.62
Equipment	5,470.81
GL Insurance	12,507.44
Insurance Expense - Other	531.65
Total Insurance Expense	20,230.52
Interest Expense	12,130.70
Kitchen Expense	
Kitchen Supplies	328.19
Total Kitchen Expense	328.19
Licenses and Permits	
Liquor / Cider Tax	11,249.79
Licenses and Permits - Other	10,291.15
Total Licenses and Permits	21,540.94
Marketing	
Costers	2,551.91
Facebook	11,136.05
Marketing Auto	800.00
Marketing Cups Ice Supplies	102.51
Print Ad	33,068.66
Yelp	3,660.28
Marketing - Other	82,320.60
Total Marketing	133,640.01
Office Expense	9,190.54
Office Supplies	7,116.95
Payroll Expenses	
Admin	35,186.94
Brew Master	24,700.15
Brew Pub Staff	57,051.98
Brewery	16,921.38
Distrubution	54,271.01
Facility	138,836.41
Health Benefits	31,346.01
Manager	78,661.34
Officers	153,000.00
Restaurant	0.00
Stock	9,318.90
Tax Burden	67,168.54
Tips Clearing	-20.02

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2018

	Jan - Dec 18
Workers Compensation	4,783.00
Payroll Expenses - Other	38,996.86
Total Payroll Expenses	710,222.50
Professional Fees	
Accounting	1,450.00
Consulting	14,804.24
Legal Services	12,759.90
Professional Fees - Other	44,037.45
Total Professional Fees	73,051.59
Rent Expense	119,508.78
Repairs and Maintenance	
Machinery	9,119.44
Repairs and Maintenance - Other	11,056.88
Total Repairs and Maintenance	20,176.32
Research & Development	
Material	7,345.86
Research & Development - Other	4,484.45
Total Research & Development	11,830.31
Security	2,378.00
Shipping	4,210.30
Short / Over	9,774.89
Small Tools	933.27
Storage	3,750.00
Taxes	
GE Tax	34,246.40
HI Recycle Fee	266.52
Taxes - Other	4,821.85
Total Taxes	39,334.77
Telephone / Internet Expense	3,888.62
Testing / Certifications	1,504.25
Travel Expense	
Car Rental	323.56
Flights	12,390.09
Travel Other	1,470.85
Travel Expense - Other	664.73
Total Travel Expense	14,849.23
Utilities	
Electric	17,506.86
Internet	2,300.73
Sanitation / Maintance	6,950.60
Utilities - Other	4,409.50
Total Utilities	31,167.69
Wholesale Expenses	
Wholesale Supplies	1,750.00
Total Wholesale Expenses	1,750.00
Total Expense	1,669,123.31
Net Ordinary Income	-843,665.71

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2018

	Jan - Dec 18
Other Income/Expense	
Other Income	
Interest Income	229.80
Returned Check Charges	20.00
Total Other Income	249.80
Other Expense	
Interest Expense - Accrued	242,570.03
Total Other Expense	242,570.03
Net Other Income	-242,320.23
Net Income	**-1,085,985.94**

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
First Hawaiian Bank - Checking	150,624.37
Petty Cash Drawer	1,700.00
Total Checking/Savings	152,324.37
Accounts Receivable	
Accounts Receivable	125,217.08
Total Accounts Receivable	125,217.08
Other Current Assets	
AR- MISC	
AR - Dragononi	111,874.46
Lalamilo	1,646.25
Total AR- MISC	113,520.71
Inventory	
Inventory - Dragononi	-287.00
Inventory - Merchandise	36,677.82
Inventory - Packaging	24,128.32
Inventory - Raw Goods	93,369.63
Total Inventory	153,888.77
Prepaid Deposits	7,708.26
Shogo POS Sales	11,601.84
Undeposited Funds	-745.56
Total Other Current Assets	285,974.02
Total Current Assets	563,515.47
Fixed Assets	
Brewery / Warehouse / Kitchen	
Accum Depre - Brewery / Warehou	-7,898.00
Brewery / Warehouse / Kitchen - Other	436,281.58
Total Brewery / Warehouse / Kitchen	428,383.58
Computers / Electronics	
Accum Depre Computers	-2,162.33
Computers / Electronics - Other	4,848.94
Total Computers / Electronics	2,686.61
Equipment Brewery/Warehouse	
Accum Depre - Equipment Brewery	-235,701.95
Equipment Brewery/Warehouse - Other	1,179,071.87
Total Equipment Brewery/Warehouse	943,369.92
Equipment Restaurant	
Accum Depre - Equipment Restaur	-7,416.00
Equipment Restaurant - Other	37,084.10
Total Equipment Restaurant	29,668.10
Furniture and Equipment	
Accum Depre - Furniture	-5,572.00
Furniture and Equipment - Other	38,990.84
Total Furniture and Equipment	33,418.84

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Glassware	
Accum Depre - Glassware	-994.00
Glassware - Other	4,971.68
Total Glassware	3,977.68
Kegs	
Accum Depre - Kegs	-22,335.00
Kegs - Other	111,675.44
Total Kegs	89,340.44
Leasehold Improvements	
Accum Depre - Leasehold Improve	-3,001.00
Leasehold Improvements - Other	156,490.92
Total Leasehold Improvements	153,489.92
Vehicles	
Accum Depre - Vehicles	-4,874.00
Vehicles - Other	24,369.94
Total Vehicles	19,495.94
Total Fixed Assets	1,703,831.03
TOTAL ASSETS	**2,267,346.50**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	88,796.95
Total Accounts Payable	88,796.95
Other Current Liabilities	
Accrued Utilites	540.34
Accured Payroll	38,500.00
Club Members	
Founders Club	22,300.00
Mug Club	4,450.00
Total Club Members	26,750.00
Deposits	
Keg Deposit	9,010.00
Keg Deposit Outside Sales	8,390.00
Kegerator Deposit Outside Sales	600.00
Pump Deposit	1,245.60
Total Deposits	19,245.60
GE Tax Payable	8,373.76
Gift Cards Purchased	6,433.67
Notes Payable	
NP- Squareup AR Loan	47,367.18
NP - Navitas Credit Corp	12,189.52
NP - Pinnacle Capital	142,629.47
Total Notes Payable	202,186.17
Payroll Liabilities	
FICA	1,297.20
HI Unemployment	3,488.92
Hi Withholding	11,956.22
TDI	1,158.66
Total Payroll Liabilities	17,901.00

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2018

	Dec 31, 18
Suspense	53,599.49
Total Other Current Liabilities	373,530.03
Total Current Liabilities	462,326.98

Long Term Liabilities
Long Term Notes Payable

NP - Agorastos C		51,475.80
NP - Agorastos L		51,732.42
NP - Avatar, L		110,327.82
NP - Bock, O		50,054.79
NP - Bowton Aaron and Mary		26,309.13
NP - Brill, Matt		74,476.16
NP - Flanery, Pat		25,527.40
NP - Grewal, Drew		31,905.21
NP - Hays. John		157,427.40
NP - Hyman, Mike		209,008.22
NP - Patapoff		25,393.61
NP - Reade, Jr., John		25,000.00
NP - Sparado, M		50,032.88
NP - Vernon Oi		
NP - Vernon Oi Interest	147,562.46	
NP - Vernon Oi - Other	1,360,000.00	
Total NP - Vernon Oi		1,507,562.46
NP - We Funder		
NP - We Funder Interest	69,848.07	
NP - We Funder - Other	700,000.00	
Total NP - We Funder		769,848.07
NPz - Vernon Oi Loan		
NPz - Vernon Oi Loan Interest	159,520.55	
NPz - Vernon Oi Loan - Other	400,000.00	
Total NPz - Vernon Oi Loan		559,520.55
Total Long Term Notes Payable		3,725,601.92
Total Long Term Liabilities		3,725,601.92
Total Liabilities		4,187,928.90

Equity
Capital Stock

Common Stock	12,395.30
Total Capital Stock	12,395.30
Retained Earnings	-846,991.76
Net Income	-1,085,985.94
Total Equity	-1,920,582.40
TOTAL LIABILITIES & EQUITY	**2,267,346.50**

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Sales	
Apparel	117,803.00
Beer	631,799.35
Can - Seltzer	24,673.00
Cans - Beer/Cider	45,665.00
Cider	264,628.90
Equipment	90.00
Merchandise	44,920.80
Noni / Tea	4,931.00
Pump / Keg Rental	900.00
Restaurant	315,614.50
Seltzer	29,061.00
Spirits	5,911.00
Tours / Events	98,754.60
Wholesale - Beer	397,795.67
Wholesale - Cans	1,423,592.40
Wholesale - Cider	222,147.96
Wholesale - Seltzer	11,309.00
zzDiscounts	-122,205.02
zzProduct Recall	-22,124.50
zzzSales -Contra Account Tap Rm	0.00
Sales - Other	55,399.62
Total Sales	3,550,667.28
Total Income	3,550,667.28
Cost of Goods Sold	
Cost of Goods Sold	
Beer	84,662.62
Can - Seltzer	10,262.46
Canning	66,242.42
Cans - Beer	43,579.78
Cans - Cider	4,183.60
Cider	32,819.23
Equipment	0.00
Founder Club	0.00
Kegs	29,419.41
Kitchen - Food Cost	141,960.63
Merchandise	49,059.97
Noni / Tea	1,539.00
Pumps / Keg Rental	0.00
Seltzer	4,877.45
Spirits	489.90
Supplies	92,465.02
Tours / Events	5,854.76
Utilities - Brewing	245,500.31
Wholesale - Beer	172,571.50
Wholesale - Cans	717,696.31
Wholesale - Cider	84,158.00
Wholesale - Freight Costs	76,419.45
Wholesale - Seltzer	456.00
Cost of Goods Sold - Other	4,610.00
Total Cost of Goods Sold	1,868,827.82
Merchant Account Fees	39,355.10
Total COGS	1,908,182.92
Gross Profit	1,642,484.36
Expense	
Advertising and Promotion	1,648.04

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2019

	Jan - Dec 19
Auto and Truck Expenses	
Auto Repairs	6,589.63
Fuel	6,381.09
Mileage	5,810.93
Vehicle Lease	15,076.16
Auto and Truck Expenses - Other	448.43
Total Auto and Truck Expenses	34,306.24
Bad Debt	15,692.43
Bank Service Charges	21,848.24
Cleaning Supplies	7,688.94
Computer and Internet Expenses	683.57
Depreciation Expense	515,344.00
Dues and Memberships	
Accounting	6,188.33
Brewery Software	9,525.88
Expensify	763.23
Squarespace	1,879.27
Touch Bistro	2,986.71
Dues and Memberships - Other	8,467.30
Total Dues and Memberships	29,810.72
Events	
Insurnace	596.64
Travel	276.00
Events - Other	48,046.06
Total Events	48,918.70
Facility Expenses	
Facility Supplies	14,307.27
Facility Expenses - Other	647.86
Total Facility Expenses	14,955.13
Human Resource	2,202.05
Insurance Expense	
Auto	7,164.46
Equipment	1,132.80
GL Insurance	23,757.07
Total Insurance Expense	32,054.33
Interest Expense	30,997.82
Kitchen Expense	
Kitchen Hand Tools	1,888.35
KItchen Supplies	3,693.38
Kitchen Expense - Other	54.41
Total Kitchen Expense	5,636.14
Licenses and Permits	
Liquor / Cider Tax	14,349.21
Licenses and Permits - Other	5,768.88
Total Licenses and Permits	20,118.09

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2019

	Jan - Dec 19
Marketing	
Costers	12,733.94
Facebook	6,542.91
Graphic Design	26,250.00
Marketing - Samples	21,616.13
Marketing Auto	10,024.83
Marketing Cups Ice Supplies	4,471.57
Print Ad	23,193.11
Promo	3,110.96
Radio	45,233.02
Tap Take Over	450.46
Yelp	11,348.63
Marketing - Other	29,327.41
Total Marketing	194,302.97
Office Expense	11,457.52
Office Supplies	13,590.55
Payroll Expenses	
Admin	58,426.21
Brew Pub Staff	96,251.53
Brewery	0.00
Distrubution	122,056.93
DN	0.00
Facility	349,226.59
Health Benefits	69,544.31
Lab / R & D Wages	50,077.01
Manager	97,692.34
Manager - Tap Room Manager	15,794.63
Officers	189,461.63
Restaurant	100,101.22
Stock	18,418.51
Tax Burden	128,553.75
Tips Clearing	-373.30
Workers Compensation	26,751.50
Payroll Expenses - Other	-27,214.37
Total Payroll Expenses	1,294,768.49
Professional Fees	
Accounting	5,250.00
Consulting	7,481.40
Legal Services	43,964.80
Professional Fees - Other	15,360.00
Total Professional Fees	72,056.20
Rent Expense	185,058.99
Repairs and Maintenance	
Facility Repairs	6,343.81
Machinery	14,590.57
Repairs and Maintenance - Other	5,385.28
Total Repairs and Maintenance	26,319.66
Research & Development	
Material	3,906.19
Research & Development - Other	1,997.39
Total Research & Development	5,903.58
Security	1,845.90
Shipping	12,081.43
Short / Over	975.78
Small Tools	506.17
Storage	13,952.07

Hawaiian Ola Brewing Corporation
Profit & Loss
January through December 2019

	Jan - Dec 19
Tap Room Expense	
Tap Room / Kitchen Supplies	20,163.57
Tap Room Expense - Other	2,349.86
Total Tap Room Expense	22,513.43
Taxes	
GE Tax	35,956.76
HI Recycle Fee	1,886.82
Liquor Tax M-18	17,399.35
Total Taxes	55,242.93
Telephone / Internet Expense	11,327.30
Testing / Certifications	2,714.30
Travel Expense	
Car Rental	1,304.62
Flights	12,869.20
Travel Other	2,632.60
Travel Expense - Other	579.44
Total Travel Expense	17,385.86
Utilities	
Electric	25,696.77
Internet	3,838.58
Sanitation / Maintance	14,712.38
Utilities - Other	4,122.17
Total Utilities	48,369.90
Wholesale Expenses	
Wholesale Supplies	4,701.81
Total Wholesale Expenses	4,701.81
Total Expense	2,776,979.28
Net Ordinary Income	-1,134,494.92
Other Income/Expense	
Other Income	
Other Income	38,477.12
Returned Check Charges	40.00
Total Other Income	38,517.12
Other Expense	
Interest Expense - Accrued	349,548.25
Total Other Expense	349,548.25
Net Other Income	-311,031.13
Net Income	**-1,445,526.05**

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
Cash Drawer	800.00
First Hawaiian Bank - Checking	149,806.02
Petty Cash Drawer	2,230.64
Total Checking/Savings	152,836.66
Accounts Receivable	
Accounts Receivable	307,991.41
Total Accounts Receivable	307,991.41
Other Current Assets	
AR- MISC	
AR - Dragononi	158,183.88
Total AR- MISC	158,183.88
Employee Advance	1,000.00
Gift Card Contra Account	418.35
Inventory	
Inventory - Merchandise	73,309.65
Inventory - Packaging	148,906.93
Inventory - Raw Goods	95,803.24
Inventory - Tap Room	6,051.71
Total Inventory	324,071.53
Prepaid Deposits	8,770.76
Prepaid Insurnace	13,742.55
Square Pending Previous	16,971.30
Undeposited Funds	2,898.18
Total Other Current Assets	526,056.55
Total Current Assets	986,884.62
Fixed Assets	
Brewery / Warehouse / Kitchen	
Accum Depre - Brewery / Warehou	-21,160.00
Brewery / Warehouse / Kitchen - Other	643,800.48
Total Brewery / Warehouse / Kitchen	622,640.48
Computers / Electronics	
Accum Depre Computers	-3,970.00
Computers / Electronics - Other	12,238.19
Total Computers / Electronics	8,268.19
Equipment Brewery/Warehouse	
Accum Depre - Equipment Brewery	-649,831.95
Equipment Brewery/Warehouse - Other	1,368,221.62
Total Equipment Brewery/Warehouse	718,389.67
Equipment Restaurant	
Accum Depre - Equipment Restaur	-21,489.00
Equipment Restaurant - Other	48,118.00
Total Equipment Restaurant	26,629.00
Furniture and Equipment	
Accum Depre - Furniture	-16,783.00
Furniture and Equipment - Other	50,622.95
Total Furniture and Equipment	33,839.95

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Glassware	
Accum Depre - Glassware	-3,537.00
Glassware - Other	9,531.32
Total Glassware	5,994.32
Kegs	
Accum Depre - Kegs	-63,404.00
Kegs - Other	138,342.34
Total Kegs	74,938.34
Leasehold Improvements	
Accum Depre - Leasehold Improve	-7,413.00
Leasehold Improvements - Other	164,346.54
Total Leasehold Improvements	156,933.54
Small Furniture and Equipment	67,170.28
Vehicles	
Accum Depre - Vehicles	-16,392.00
Vehicles - Other	42,969.94
Total Vehicles	26,577.94
Wine Barrels	
Accum Depre - Wine Barrels	-672.00
Wine Barrels - Other	3,359.56
Total Wine Barrels	2,687.56
Total Fixed Assets	1,744,069.27
Other Assets	
CIP	
CIP - Farm	4,254.19
Total CIP	4,254.19
Total Other Assets	4,254.19
TOTAL ASSETS	**2,735,208.08**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	511,047.33
Total Accounts Payable	511,047.33
Other Current Liabilities	
Accrued Expenses	53,861.50
Accrued Utilites	11,017.10
Accured Payroll	55,673.90
Club Members	
Founders Club	22,450.00
Mug Club	15,082.00
Total Club Members	37,532.00
Deposits	
Keg Deposit	14,210.00
Keg Deposit Outside Sales	31,100.00
Kegerator Deposit Outside Sales	600.00
Pump Deposit	110.60
Total Deposits	46,020.60
GE Tax Payable	9,351.14
Gift Cards Purchased	12,946.43

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Notes Payable	
NP- Squareup AR Loan	38,341.91
NP - Ascentium	8,086.05
NP - Bank of Hawaii Van	17,160.25
NP - Chase Ford F150	-643.51
NP - Cit Bank	
Cit Bank 1.2019	25,258.61
Citi Bank - ASB	18,176.69
Citi Bank Freezer 4.2019	20,211.17
Total NP - Cit Bank	63,646.47
NP - Navitas Credit Corp	2,652.77
NP - Pinnacle Capital	119,838.25
Total Notes Payable	249,082.19
Payroll Liabilities	
FICA	1,465.02
FUTA	8.77
HI Unemployment	6,153.42
Hi Withholding	22,213.39
Tips -TB	1,294.99
Total Payroll Liabilities	31,135.59
Total Other Current Liabilities	506,620.45
Total Current Liabilities	1,017,667.78
Long Term Liabilities	
Long Term Notes Payable	
NP - Wire 5.3.19	42,112.17
NP - Agorastos C	55,475.88
NP - Agorastos L	55,732.38
NP - Alarid M	52,798.15
NP - Avatar, L	118,327.86
NP - Bock, O	54,054.75
NP - Bowton Aaron and Mary	28,309.17
NP - Brill, Matt	80,076.20
NP - Christopher Gayde	53,262.98
NP - Flanery, Pat	32,830.70
NP - Grewal, Drew	34,305.21
NP - Hays. John	169,427.40
NP - Hyman, Mike	225,008.22
NP - Impact Assets	53,973.48
NP - Macareno, H	52,662.08
NP - Ostrom G and H	52,662.08
NP - Patapoff	27,393.65
NP - Patel S	26,986.79
NP - Reade, Jr., John	27,003.23
NP - Rhee, M	26,292.72
NP - Smth, Kevin & Cynthia	26,510.99
NP - Sparado, M	54,032.84
NP - Vernon Oi	
NP - Vernon Oi Interest	255,962.42
NP - Vernon Oi - Other	1,360,000.00
Total NP - Vernon Oi	1,615,962.42
NP - We Funder	
NP - We Funder Interest	132,217.60
NP - We Funder - Other	828,717.58
Total NP - We Funder	960,935.18

Hawaiian Ola Brewing Corporation
Balance Sheet
As of December 31, 2019

	Dec 31, 19
NP - Weiss, S	106,892.17
NPz - Brill and	135,556.51
NPz - Hayes John 11.2019	150,000.00
NPz - Hayes, John 6.2019	135,761.99
NPz - Vernon Oi Loan	
NPz - Vernon Oi Loan Interest	159,520.55
NPz - Vernon Oi Loan - Other	400,000.00
Total NPz - Vernon Oi Loan	559,520.55
Total Long Term Notes Payable	5,013,867.75
Total Long Term Liabilities	5,013,867.75
Total Liabilities	6,031,535.53
Equity	
Capital Stock	
Common Stock	28,626.30
Preferred Stock	100,000.00
Treasury Stock	-46,450.00
Total Capital Stock	82,176.30
Retained Earnings	-1,932,977.70
Net Income	-1,445,526.05
Total Equity	-3,296,327.45
TOTAL LIABILITIES & EQUITY	**2,735,208.08**